Exhibit 21.1

Subsidiaries

Name of Subsidiary	State of Incorporation	Line of Business	Number of Omitted Subsidiaries Operating
			in the United States	in Foreign Countries

Mednax Services, Inc.	Florida	Physician Services	6	0
Pediatrix Medical Group, Inc.	Florida	Physician Services	21	0
American Anesthesiology, Inc.	Florida	Physician Services	2	0